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December 13, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Attn:	Scott Anderegg

Re:	Black Diamond Holdings Corporation
Form 20-F/A – Amendment No. 3
File No. 0-52145

Dear Commissioners:

On behalf of Black Diamond Holdings Corporation (the “company”), we provide the following information, in response to the staff’s comment letter of December 5, 2006 concerning the company’s filing of Form 20-F/A Amendment No. 2.

Capitalization and Indebtedness, page 7

1.
Please revise your table to disclose your capitalization on an actual basis as of a date no earlier than 60 days prior to the date of the registration statement.  Presently the actual amounts shown are as of December 31, 2005, with the as adjusted amounts shown as of June 30, 2006.  Please also note the share capital as of June 30, 2006 is $852,042 according to the interim financial statements provided, not $652,042.  Refer to Item 3.B. of Form 20-F.

Response:

We discussed this comment with Brian McAllister on December 8, 2006.  Further to those discussions, the company has revised the capitalization table to show information on an actual basis as of June 30, 2006, and as adjusted through October 31, 2006.  October 31, 2006 includes the company’s last equity issuance.  The company also has revised Item 3.B to reflect share capital on an actual basis ($852,042) and as adjusted ($1,062.042) for those same dates.

Securities and Exchange Commission
December 13, 2006

Item 19.  Exhibits, page 37

2.	Please amend your filing to include an updated consent from your independent auditors.

Response:

An updated consent from the independent auditors is filed.

Please advise if the staff needs further information or documents in the course of review.

Thank you.

Yours Sincerely,

/s/  Stephen E. Rounds

SER/sra
Enc.
cc:  Black Diamond Holdings Corporation